May 24, 2019

Stephen J. Riney
Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

       Re: Apache Corporation
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-04300

Dear Mr. Riney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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